FOIA Confidential Treatment Requested by Citigroup Inc.

John C. Gerspach
Chief Financial Officer
Citigroup Inc.
399 Park Avenue
New York, NY 10022

June 26, 2013

VIA EDGAR CORRESPONDENCE

Stephanie J. Ciboroski

Securities and Exchange Commission

100 F Street, NE

Mail Stop 4561

Washington, DC 20549-7553

Re:                             Citigroup Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012 (“2012 Form 10-K”)

Filed March 1, 2013

Form 10-Q for the Quarterly Period Ended March 31, 2013 (“First Quarter 2013 Form 10-Q”)

Filed May 3, 2013

File No. 001-09924

Dear Ms. Ciboroski:

Enhancement of Citigroup’s disclosures is an objective that we share with the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) and one that we consider in all of our filings.  This letter sets forth the responses of Citigroup to the comments of the Staff contained in the Staff’s letter dated June 11, 2013.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by our response.

Form 10-K for the Fiscal Year Ended December 31, 2012

Notes to Consolidated Financial Statements, page 146

10. Income Taxes, page 183

1.              Refer to your response to prior comment 4, and please address the following:

•                  Tell us how you expect to achieve the growth projections for the relevant 10-year carry-forward period. Specifically, address how you have been able to achieve projected growth thus far in 2013, and how you plan to achieve the projected growth in future periods. As part of your response, please discuss specific geographic regions or product areas which are driving your expectations.

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We have provided to the Staff the information it has requested under separate cover as supplemental information pursuant to Rule 12b-4 under the Securities Exchange Act of 1934.

•                  Tell us whether you have performed any stress scenarios in terms of projected income in the relevant 10-year carry-forward period. As part of your response, please tell us whether your projections and any stress scenarios are discussed with your Board of Directors.

We have provided to the Staff the information it has requested under separate cover as supplemental information pursuant to Rule 12b-4 under the Securities Exchange Act of 1934.

•                  Disclose your expectations with regards to realizing your deferred tax assets. Specifically, address any significant trends, including offsetting trends, in the components of your deferred tax assets. For example, you have disclosed that you do not expect a significant reduction in your net deferred tax assets in 2013. However, discuss whether you expect certain components of your net deferred tax asset to decline and other components to increase during 2013 and future periods which would result in no significant change in the net deferred tax asset.

We have provided to the Staff the information it has requested under separate cover as supplemental information pursuant to Rule 12b-4 under the Securities Exchange Act of 1934.

20. Regulatory Capital and Citigroup Inc. Parent Company Information, page 219

2.                    Refer to your response to prior comment 5. Please confirm that you will disclose the components of other assets in your parent company only balance sheet in future filings, including the significant amount of placements to Citibank, N.A. that had a tenor of less than or equal to 30 days. In addition, discuss the nature of the placements to Citibank, N.A., including whether there are any restrictions on the transfer of those placements to your parent company within a 30-day period.

Citi confirms for the Staff that, to the extent material to the overall liquidity position of the parent company, Citi will disclose in its future filings the components of “other assets” in the Citigroup Parent Company Only Balance Sheet, focusing on placements to Citibank, N.A. (or Citi’s other significant subsidiaries) with a tenor of less than or equal to 30 days, as well as the nature of these placements, including any restrictions on the transfer of the placements to the parent company within the described tenors.  We note for the Staff that this disclosure (Note 20 to the Consolidated Financial Statements in Citi’s 2012 Form 10-K) is included in Citi’s annual financial statements only and, accordingly, Citi intends to include this disclosure beginning with its Form 10-K for the year-ended December 31, 2013.

Form 10-Q for the Quarterly Period Ended March 31, 2013

Notes to Consolidated Financial Statements, page 109

18. Securitizations and Variable Interest Entities, page 154

Credit Card Securitizations, page 159

3.                    We note your disclosure that during the first quarter of 2013, you elected to remove approximately $27 billion of randomly selected credit card receivables from the Master Trust

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and Omni Trust that represented a portion of the excess seller’s interest in the trust. Please tell us the business purpose of this transaction, whether there was any effect on your consolidated financial statements from the transaction, and whether there are any possible economic effects to your consolidated credit card trusts as a result of the removal of the receivables from the trust.

As disclosed, Citi executed a removal of credit card accounts from each of the Citibank Credit Card Master Trust and the Citibank Omni Master Trust (collectively referred to as the “Trusts”) in the first quarter of 2013, such accounts having an aggregate receivable balance of approximately $27 billion. The $27 billion of receivables represented a portion of approximately $44 billion of total excess receivables (seller’s interest) in the Trusts. The excess seller’s interest had built up across the Trusts primarily during 2010 through 2012 when significantly more securities issued by the related issuance trusts matured compared to a much lower dollar volume of newly issued securities during the same period.

The primary business objective of these actions was liquidity management. Subsequent to the removals, the receivables were placed at the Federal Reserve Bank of New York’s discount window. Citi continually evaluates its liquidity needs and metrics and how to utilize its assets most efficiently.

The removals did not impact Citi’s Consolidated Financial Statements as the Trusts are consolidated and the receivables were reflected on Citi’s Consolidated Balance Sheet within Consumer loans prior to and subsequent to the transaction.

The removals were permitted by, and fully complied with the requirements of, the Trusts’ operative documents, including selection of the removed accounts on a statistically random basis and the maintenance of sufficient seller’s interest in the Trusts subsequent to the removals. While the removals did have the effect of reducing the absolute dollar amount of the Trusts’ cash flows, on a percentage basis, the removals had an insignificant effect on excess spread, as well as other performance metrics of the Trusts. In addition, Citi obtained confirmation from the rating agencies that rated any of the outstanding securities issued by the related issuance trusts that the removals would not result in a reduction or withdrawal of any such ratings.

19. Derivatives Activities, page 172

Derivative Mark-to-Market (MTM) Receivables/Payables, page 174

4.                    We note that you disclose your gross derivative amount by derivative type and by exchange; however, you disclose the impact of netting agreements and of netting cash collateral on an aggregate basis rather than by derivative type or by exchange. Given the magnitude of your gross derivative positions and the significant amount of netting against those positions, please tell us why you elected not to disaggregate the impact of your netting agreements and netting cash collateral by type of derivative instrument, similar to Example 3 within ASC 210-20-55-22. In this regard, tell us why you believe that aggregating your netting agreements and netting cash collateral disclosure for all derivatives does not obscure important differences in the amounts netted against specific types of derivatives reported in your balance sheet. Refer to ASC 210-20-55-18.

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Citi elected not to disaggregate the impact of our netting agreements (“offsetting benefit”), similar to Example 3 within ASC 210-20-55-22 (“Example 3”), because this would require applying an arbitrary allocation methodology to the offsetting benefit and we believe the resulting disclosure would imply specific reductions to our types of derivatives exposures that would be misleading to the users of our financial statements.

As the Staff is aware, master netting agreements are enforceable at the counterparty level and generally such agreements are not limited to a single type of derivative instrument.  Often various types of derivative instruments (i.e., interest rate, foreign currency, etc.) are executed under one master netting agreement.  As a simple example, one master netting agreement may cover an uncollateralized interest rate derivative asset that is partially offset by a foreign exchange derivative liability.  In that circumstance, the offsetting benefit does not specifically relate to either interest rate derivatives or foreign exchange derivatives, so disaggregating the offsetting benefit would require applying an arbitrary allocation methodology.  This allocation process becomes much more complex and arbitrary when evaluating a master netting arrangement that covers thousands of derivatives across multiple types of underlyings.

The master netting agreement provides Citi with the ability to offset all current derivative exposures with a defaulting counterparty to a single net amount.  Upon a counterparty default event, Citi is most concerned with the total offsetting amount and the single net amount that is due from or to the defaulting counterparty.  Therefore, Citi has presented such offsetting information in the aggregate consistent with our view of the risk and our contractual rights under master netting agreements.  If a preparer were to present the offsetting amounts in a disaggregated format by type of derivative instrument, the availability of multiple allocation methodologies may result in different types of derivative exposures being presented for the same derivative portfolio.  We do not believe providing such allocated disclosure in our financial statements would be appropriate nor would it provide an incremental benefit to the users of Citi’s financial statements.

5.                    Please tell us whether this tabular disclosure includes derivatives that are not subject to an enforceable master netting arrangement. If so, given that the scope of the disclosures in ASC 210-20-50-1(d) are only applicable to certain financial instruments that are offset in accordance with ASC 210-20-45 and ASC 815-10-45 and those that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with either Section 210-20-45 or Section 815-10-45, quantify for us the amount of derivatives included within your tabular disclosure that are not subject to an enforceable master netting arrangement but are presented within this table. Additionally, revise your disclosure in future filings to describe any common features or counterparties to these types of derivative contracts where you do not have an “enforceable” master netting arrangement, and clarify whether these derivatives are risk managed any differently than the derivatives that are subject to “enforceable” master netting arrangements.

Citi’s tabular disclosure on page 174 of the First Quarter 2013 Form 10-Q includes derivatives that are not subject to an enforceable master netting agreement.  Citi provides the gross fair values of these derivative positions disaggregated by derivative type and settlement method consistent with our derivatives subject to enforceable master netting arrangements because we believe this information is most relevant to the users of our financial statements.  At March 31, 2013, Citi had approximately $16 billion and $20 billion of gross derivative asset and liability fair values, respectively, included in the tabular disclosure that cannot be netted under U.S. GAAP either

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because (1) a legal opinion with respect to enforceability of offsetting rights in the master netting agreements has not been either sought or obtained (for the reasons described in our proposed disclosure below) or (2) certain derivatives were not executed under a master netting agreement.  In future filings, Citi will separately disclose in a footnote to the table the aggregate total of gross derivative asset and liability fair values, not subject to enforceable master netting agreements, which are included throughout the table.

For the reasons discussed above, Citi prefers to retain its current tabular disclosure that combines derivatives that are subject to and not subject to enforceable master netting agreements.  Beginning with its Second Quarter of 2013 Form 10-Q, in addition to the quantitative disclosure described above, Citi intends to include disclosure similar to the following in the Derivatives Activities note to the Consolidated Financial Statements (note that disclosure in italics is already disclosed on page 172 of our First Quarter of 2013 Form 10-Q):

“The enforceability of offsetting rights incorporated in the master netting agreements for derivative transactions is evidenced to the extent that a supportive legal opinion has been obtained from counsel of recognized standing which provides the requisite level of certainty regarding the enforceability of these agreements and that the exercise of rights by the nondefaulting party under these agreements will not be stayed or avoided under applicable law upon an event of default including bankruptcy, insolvency or similar proceeding.

A legal opinion may not have been sought or obtained for certain jurisdictions where local law is silent or sufficiently ambiguous to determine the enforceability of offsetting rights or where adverse case law or conflicting regulation may cast doubt on the enforceability of such rights.  In some jurisdictions and for some counterparty types, the insolvency law for a particular counterparty type may be nonexistent or unclear as overlapping regimes may exist.  For example, this may be the case for certain sovereigns, municipalities, central banks and U.S. pension plans.

Exposure to credit risk on derivatives is impacted by market volatility, which may impair the ability of clients to satisfy their obligations to the Company. Credit limits are established and closely monitored for customers engaged in derivatives transactions. Citi considers the level of legal certainty regarding enforceability of its offsetting rights under master netting agreements and credit support annexes to be an important factor in its risk management process. For example, because derivatives executed under master netting agreements where Citi does not have the requisite level of legal certainty regarding enforceability consume much greater amounts of single counterparty credit limits than those executed under enforceable master netting agreements, Citi generally transacts much lower volumes of derivatives under master netting agreements where Citi does not have the requisite level of legal certainty regarding enforceability.”

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In connection with responding to the Staff’s comments, Citigroup acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings; that the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and that Citigroup may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/s/ John C. Gerspach
John C. Gerspach
Chief Financial officer

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